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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2006

SR Telecom Inc.
(Translation of registrant's name into English)

Corporate Head Office 8150 Trans-Canada Hwy, Montreal, QC H4S 1M5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

News Release

www.srtelecom.com

For more information:
William E. Aziz, Interim President and CEO (514) 335-2429 Extension 4613	Rick Leckner, Maison Brison (514) 731-0000

SR Telecom Finalizes $50 Million Private Placement and Conversion of
10% Convertible Secured Debentures

MONTREAL, February 2, 2006—SR Telecom Inc. (TSX: SRX), today announced that it has finalized the private placement of common shares for $50 million and the conversion of certain 10% Secured Convertible Debentures into common shares, as announced on January 24, 2006. As a result of these transactions, the Company issued 333 million common shares and converted approximately $58 million Convertible Debentures into 280 million common shares. There are now, in total, 680 million common shares issued and outstanding. These transactions significantly de-leverage the Company's balance sheet. The proceeds of the private placement will be used to fund the Company's current working capital requirements.

Also on January 24, 2006, the Company extended the opportunity for a period of approximately fifteen business days to all other holders of Convertible Debentures that are eligible under applicable securities legislation to subscribe to common shares at $0.15 per share, on the condition that they convert their Convertible Debentures. Such additional investments could result in the issuance of up to 41 million additional common shares for additional gross proceeds to the Company of up to $6 million. These transactions, if any, are expected to close on or about February 27, 2006.

About SR Telecom

SR TELECOM designs, builds and deploys versatile, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in both urban and remote areas around the globe. With its principal offices in Montreal, Mexico City and Bangkok, SR Telecom products have been deployed in over 110 countries, connecting nearly two million people.

With its widely deployed symmetry™ WiMAX-ready solution, SR Telecom provides bridge technology to future high speed solutions for voice, data and entertainment providers.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies. For more information, visit www.srtelecom.com.

FORWARD-LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR Telecom is a trademark of SR Telecom Inc. All rights reserved 2006. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335-2429 F (514) 334.7783

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EXHIBIT INDEX

1.
The Share Purchase Agreement made as of January 23, 2006 between the Issuer and BIV Capital Partners, L.P.;

2.
The Share Purchase Agreement made as of January 23, 2006 between the Issuer and GMAM Investment Funds Trust II;

3.
The Share Purchase Agreement made as of January 23, 2006 between the Issuer and DDJ Canadian High Yield Fund;

4.
The Share Purchase Agreement made as of January 23, 2006 between the Issuer and The October Fund, Limited Partnership;

5.
The Share Purchase Agreement made as of January 23, 2006 between the Issuer and Greywolf Capital Management L.P.;

7.
The Share Purchase Agreement made as of January 23, 2006 between the Issuer and Guardian Capital LP;

8.
The Share Purchase Agreement made as of January 23, 2006 between the Issuer and Catalyst Fund General Partner I Inc.;

9.
The Share Purchase Agreement made as of January 23, 2006 between the Issuer and North Pole Capital Master Fund;

10.
The Share Purchase Agreement made as of January 23, 2006 between the Issuer and Morgan Stanley & Co. Incorporated;

11.
The registration rights agreement (the "Canadian Registration Rights Agreement") dated as of February 1, 2006 among the Issuer and BIV Capital Partners, L.P., GMAM Investment Funds Trust II, DDJ Canadian High Yield Fund and The October Fund, Limited Partnership;

12.
The registration rights agreement (the "U.S. Registration Rights Agreement") dated as of February 1, 2006 among the Issuer and BIV Capital Partners, L.P., GMAM Investment Funds Trust II, DDJ Canadian High Yield Fund, The October Fund, Limited Partnership, Greywolf Capital Management L.P. and Morgan Stanley & Co. Incorporated;

13.
The first supplemental indenture (the "Supplemental Indenture") made as of February 1, 2006 between the Issuer, Computershare Trust Company of Canada and Manufacturers and Traders Trust Company, amending the terms of the trust indenture (the "Indenture") between the Issuer and such parties dated as of August 22, 2005 governing the 10% Convertible Debentures of the Issuer;

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Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SR Telecom Inc. (Registrant)
Date: February 1, 2006
	By:	/s/ WILLIAM E. AZIZ William E. Aziz Interim President and CEO

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